Contact

www.linkedin.com/in/yasameen-sajady (LinkedIn)

Top Skills

Editing
Public Relations
Social Media

Yasameen Sajady, MBA

CEO & Co-Founder Maazah Chutney
Minneapolis, Minnesota, United States

Experience

Maazah Chutney

CEO & Co-Founder
2014 - Present (10 years)
Greater Minneapolis-St. Paul Area

SKU

SKU Impact Track 1
June 2021 - August 2021 (3 months)

SKU is an accelerator program for stellar consumer product startups.
SKU surrounds those stellar startups with a wraparound infrastructure of seasoned entrepreneurial mentors, customized educational content, advanced operations support, and access to funding.

Lunar Startups

Lunar Startups Cohort 2 Member
March 2019 - March 2020 (1 year 1 month)
St Paul, Minnesota, United States

Lunar Startups is a new model for accelerating high-potential companies poised for scale. Maazah was a member of Cohort 2, receiving $50,000 worth of training, coaching, space, and cash.

Education

Augsburg University

Master of Business Administration - MBA · (2018 - 2020)

Augsburg University

Bachelor of Arts (B.A.), Business, Management, Marketing, and Related Support Services · (2007 - 2011)